Kathleen M. Macpeak

+1.202.373.6149

kathleen.macpeak@morganlewis.com

July 14, 2017

Mark Cowan

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street NE

Washington DC 20549

Re:	Nuveen California Select Tax-Free Income Portfolio (“NXC” or the “Fund”)

(File Nos. 333-212519 and 811-06623)

Dear Mr. Cowan:

The purpose of this letter and attached exhibit is to respond to the comments you provided on August 12, 2016 to the Fund’s initial registration statement on Form N-2, which was filed on July 14, 2016 for the purpose of registering additional common shares of the Fund.

The following summarizes your comments and our responses. Unless otherwise noted, capitalized terms have the same meaning as contained in the Fund’s Prospectus or Form N-2. Any bolded language is to distinguish new language from existing language and is bolded only for this correspondence.

General

1.	Comment: Please apply any comments received on behalf of the Nuveen Minnesota Municipal Income Fund and the Nuveen Arizona Premium Income Municipal Fund, as applicable.

Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW Washington, DC 20004 United States	+1.202.739.3000 +1.202.739.3001

Mark Cowan

Senior Counsel

U.S. Securities and Exchange Commission

July 14, 2017

Response: To the extent applicable, comments received to the Nuveen Minnesota Municipal Income Fund and the Nuveen Arizona Premium Income Municipal Fund have been incorporated.

Cover Page

2.	Comment: Please include bolded cover page language disclosing that because the investment advisory fee is based on net assets (which include assets attributable to the Fund’s use of effective leverage), the advisors may have the potential to significantly inflate their investment advisory fee.

Response: When calculating assets upon which its advisory fee is based, Registrant does not include assets attributable to the Fund’s use of leverage. Accordingly, Registrant respectfully declines to add the requested disclosure as it is not applicable.

3.	Comment: Please provide the information required by Item 1.1.g of Form N-2.

Response: Registrant has not included the table required by Item 1.1.g of Form N-2 because such information is not applicable to at-the-market offerings. Registrant notes that this is consistent with past practice and that a similar comment was withdrawn with respect to the registration statements on Form N-2 for the Nuveen AMT-Free Municipal Value Fund (File Nos. 333-211789 and 811-22253) and Nuveen Municipal High Income Opportunity Fund (File Nos. 333-211793 and 811-21449) after oral discussions with the staff in which the information in this response was provided.

4.	Comment: Please confirm supplementally that the cross-reference to the Risk Factors section of the prospectus is at least as large as ten point modern type and at least two points leaded. See Item 1.1.j of Form N-2.

Response: Confirmed.

Prospectus Summary – Use of Leverage, page 4

5.

Comment: Please disclose that because the investment advisory fees are based on a percentage of net assets, which includes assets attributable to the Fund’s use of leverage, Nuveen Fund Advisors, LLC and Nuveen Asset Management may have a conflict of interest in determining whether to use or increase the Fund’s use of leverage. If true, please also disclose that the advisers will: (a) base their decision regarding whether and how much leverage to use for the Fund based on their assessment of whether such use of leverage is in the best interests of the Fund; and (b) seek to manage that potential conflict by recommending to the Fund’s Board of

Mark Cowan

Senior Counsel

U.S. Securities and Exchange Commission

July 14, 2017

Directors to leverage the Fund (or increase such leverage) only when it determines that such action would be in the best interests of the Fund, and by periodically reviewing the Fund’s performance and use of leverage with the Board.

Response: See response to comment 2, above.

Prospectus Summary – Special Risk Considerations, pages 6-14

6.	Comment: Please include the following risks (described in the Risk Factors section of the prospectus) in the Prospectus Summary: insurance risk, taxability risk, borrowing risks, other investment companies risk, deflation risk, sector and industry risk, special risks related to certain municipal obligations, impact of offering methods risk, and illiquid securities risk.

Response: Registrant respectfully submits that Form N-2 does not require a summary of all of the risks disclosed in the prospectus. Item 3.2 of Form N-2 and its corresponding instruction instead requires that funds include “a synopsis of information contained in the prospectus when the prospectus is long or complex,” which synopsis should provide “a clear and concise description of the key features of the offering and the Registrant, with cross references to relevant disclosures elsewhere in the prospectus or Statement of Additional Information.”

Registrant has chosen to include in its synopsis information from the prospectus in accordance with this Item and instruction, and refers shareholders to the prospectus for a complete discussion of all the risks of investing in the Fund by providing a cross-reference to the Risk Factors section as follows:

In addition, an investment in the Fund’s Common Shares raises other risks, which are more fully disclosed in this Prospectus. See “Risk Factors.”

This is the approach taken by all Nuveen funds across the complex.

The Fund’s Investments - Investment Objectives and Policies, pages 21-23

7.	Comment: Please disclose here and elsewhere that AMT Bonds will generate alternative minimum taxable income.

Response: Registrant has added the following disclosure:

The Fund may invest up to 20% of its net assets in municipal securities that pay interest that is taxable under the federal alternative minimum tax applicable to individuals (“AMT Bonds”).

Mark Cowan

Senior Counsel

U.S. Securities and Exchange Commission

July 14, 2017

8.	Comment: The Fund has adopted a fundamental policy to invest at least 80% of its net assets in municipal securities, the income from which is exempt from regular federal and California income taxes. When describing this policy, please add “plus the amount of any borrowings for investment purposes” after net assets. See Rule 35d-1 of the Investment Company Act of 1940 (the “1940 Act”).

Response: Registrant will add the requested disclosure.

9.	Comment: The disclosure indicates that the Fund will use derivatives. In describing the Fund’s strategies and risks with respect to derivatives, please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. See www.sec.gov/divisions/investment/guidance/ici073010.pdf.

Further, please confirm supplementally that derivative instruments will be valued at market/fair value rather than notional value for purposes of calculating compliance with the Fund’s 80% investment policy.

Response: Acknowledged. Registrant notes that, based on a substantively identical comment from the Staff in a letter dated April 3, 2014 (File Nos. 333-193749 and 811-22323), the registration statement contains the following disclosure: [“As of [    ], the only derivatives the Fund was invested in were [interest rate swaps], which represented [0.    %] of its net assets.”]

Registrant further confirms that, with respect to the Fund’s policy to invest at least 80% of its net assets in municipal securities or other related investments, the income from which are exempt from regular federal and California income tax, the Fund will value eligible derivatives at fair value or market value instead of notional value.

10.	Comment: The Fund may purchase municipal securities through investments in pooled vehicles and partnerships. Please explain supplementally how much the Fund may invest in: (a) instruments that rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act; and/or (b) other investment pools that are excluded from the definition of investment company and are privately offered (e.g., private oil and gas funds). We may have additional comments after reviewing your response.

Response: Except for tender option bond inverse floaters as discussed below, registrant has not historically invested in such vehicles to any material degree nor does Registrant currently intend to invest in such vehicles to any material degree. Specifically, the Registrant will not invest more than 15% of its net assets in interests issued by funds that rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act or more than

Mark Cowan

Senior Counsel

U.S. Securities and Exchange Commission

July 14, 2017

35% of its net assets in the aggregate in interests issued by funds that rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act as well as any investment pools that are excluded from the definition of investment company and are privately offered. Any limitations set forth in this response do not apply to the Fund’s investments in tender option bond inverse floaters to the extent such investments may rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act.

That said, Registrant is not aware of any limitations on the investment in such vehicles under the 1940 Act or otherwise and reserves the right to invest in such companies in the future in a manner consistent with the Fund’s investment objectives and policies. To the extent the Fund does so in a meaningful manner and to a material extent, the registration statement will be updated to include additional disclosure describing such investments, the associated risks and any other pertinent disclosures. The updated registration statement will be filed with the SEC as appropriate (e.g., via POS 8C) at which time Registrant will endeavor to engage in a discussion with the staff regarding such changes. Of course, to the extent the SEC adopts any rules or regulations, or its staff issues guidance in this area mandating any specific policies regarding a fund’s ability to invest in such vehicles, and/or regarding disclosures regarding such investments, Registrant will modify its policies and disclosures in accordance with such guidance.

11.	Comment: The prospectus discloses that the Fund will invest at least 80% of its net assets in investment grade securities, and may invest up to 20% of its net assets in below investment grade municipal securities. Please disclose the lowest rating of any instrument in which the Fund may invest, and whether the Fund may invest in securities that are in default. Further, please disclose that the Fund may invest in municipal securities that are involved in bankruptcy or insolvency proceedings or are experiencing other financial difficulties at the time of acquisition (i.e., distressed securities), as noted in the risk discussion on pages 40 and 41 of the prospectus.

Response: Registrant will add the following disclosure in the Fund’s next pre-effective amendment:

The Fund may invest in distressed securities. The Fund may not invest in the securities of an issuer which, at the time of investment, is in default on its obligations to pay principal or interest thereon when due or that is involved in a bankruptcy proceeding (i.e. rated below C-, at the time of investment); provided, however, that Nuveen Asset Management may determine that it is in the best interest of shareholders in pursuing a workout arrangement with issuers of defaulted securities to make loans to the defaulted issuer or another party, or purchase a debt, equity or other interest from the defaulted issuer or another party, or take other related or similar

Mark Cowan

Senior Counsel

U.S. Securities and Exchange Commission

July 14, 2017

steps involving the investment of additional monies, but only if that issuer’s securities are already held by the Fund.

12.	Comment: The prospectus states on page 3 and 24 that during temporary defensive periods or in order to keep the Fund’s cash fully invested, the Fund may deviate from its investment policies and objectives and invest up to 100% of its gross assets in short-term investments, including high quality, short-term securities that may be either tax-exempt or taxable. However, Page 13 of the SAI states that the Fund may invest up to 100% of its net assets in such securities. Please resolve the apparent inconsistency.

Response: Registrant will revise the disclosures to clarify that during temporary defensive periods or in order to keep the Fund’s cash fully invested, the Fund may deviate from its investment policies and objectives and invest up to 100% of its net assets in short-term investments, including high quality, short-term securities that may be either tax-exempt or taxable.

13.	Comment: Please confirm supplementally whether the effective maturity of the Fund’s portfolio as of May 31, 2016 is the correct date in light of the Fund’s fiscal year end of March 31, 2016. See section entitled Maturity and Duration on page 23 as well.

Response: Because a more current date than the fiscal year end was available at the time of filing, Registrant provided the maturity as of May 31, 2016 and is correct as filed. The effective maturity of the Fund’s portfolio as of the most recent practicable date available will be provided in the next pre-effective amendment.

Use of Leverage, page 4 and page 37

14.	Comment: The prospectus indicates that the Fund may borrow through a “standby credit facility” established by the Fund and its affiliates with a group of lenders. Please explain why this would not be a joint transaction under Section 17(d) of the 1940 Act and Rule 17d-1 thereunder or, alternatively, whether the Fund has obtained exemptive relief to engage in joint transactions.

Response: The Fund is relying on long-standing no-action letters issued under Section 17(d) and Rule 17d-1 thereunder that permit registered investment companies advised by a common investment adviser to participate in a line of credit pursuant to certain conditions. See T. Rowe Price Funds, SEC No-Act. (July 31, 1995); Alliance Capital Mgmt. L.P., SEC No-Act. (Apr. 25, 1997); Franklin Templeton Investments, et al., SEC No-Act. (Nov. 21, 2008).

Mark Cowan

Senior Counsel

U.S. Securities and Exchange Commission

July 14, 2017

15.	Comment: Additionally, this paragraph states that the associated costs of such facility are “described below.” Please provide a cross-reference to the section of the prospectus where such costs are described.

Response: This cross-reference has been deleted. Additional information regarding the standby credit facility arrangement may be found in the Fund’s shareholder report.

Special Risk Considerations, pages 8 -11

16.	Comment: Economic and Political Events Risk. Are risks relating to projects such as the education, health care, housing, transportation or utilities industries separately discussed? Compare with “Sector and Industry Risk” on page 47.

Response: The Fund does not currently invest nor reasonably intend to invest in any industry in an amount sufficient to warrant more specific risk disclosure than what currently appears in this section.

17.	Comment: Concentration in California Issuers. Please disclose more detail in the prospectus (as opposed to here in the Summary), the special risks associated with California municipal securities and issuers.

Response: Appendix A to the Prospectus, “FACTORS AFFECTING MUNICIPAL SECURITIES IN CALIFORNIA,” provides extensive disclosure regarding the special risks associated with California municipal securities and issuers.

18.	Comment: Please disclose any policy to concentrate in an industry or group of industries.

Response: As currently disclosed in the Fund’s registration statement, “the Fund as a fundamental policy, may not, without the approval of the holders of a majority of the outstanding Shares….(4) Invest more than 25% of its total assets in securities of issuers in any one industry; provided, however, that such limitation shall not be applicable to municipal securities other than those municipal securities backed only by the assets and revenues of non-governmental users, nor shall it apply to municipal securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities.”

Registrant also notes that it intends to clarify its concentration policy as follows:

For the purpose of applying the 25% industry limitation set forth in subparagraph (4) above, such limitation will apply to tax-exempt municipal

Mark Cowan

Senior Counsel

U.S. Securities and Exchange Commission

July 14, 2017

securities if the payment of principal and interest for such securities is derived principally from a specific project associated with an issuer that is not a governmental entity or a political subdivision of a government, and in that situation the Fund will consider such municipal securities to be in an industry associated with the project.

19.	Comment: Tax Risk. Please state whether the Fund’s investments in inverse floaters may generate taxable income.

Response: Registrant has added the following disclosure:

Generally, the Fund’s investments in inverse floating rate securities do not generate taxable income.

Distributions, page 15

20.	Comment: Please disclose the circumstances under which the Fund would change the policy to pay monthly distributions.

Response: The language reserving the right to change at some point in the future a Registrant’s common share distribution policy and/or the basis for establishing monthly distributions is included in the Prospectus as a warning to investors in common shares that there is no ongoing fundamental right of common shareholders to expect common share distributions to be determined in a particular manner. Registrant cannot realistically identify and describe the circumstances under which they might at some point in the future change their current respective distribution policies because there is virtually no limitation on those circumstances, other than a requirement that the Fund Board determine that such future distribution policy change is in the best interests of the Fund and its common shareholders at that future time. Registrant is willing to add a statement to the Registration Statement that a change in distributions would be made only after such a finding. However, absent any policy or policies on a change in distribution, Registrant believes providing examples of when a change might be warranted would be purely speculative and potentially misleading. Registrant also believes its disclosure is consistent with other active closed-end funds recently declared effective. See, e.g., Eaton Vance High Income 2021 Target Term Fund (File Nos. 333-209436 and 811-23136); Invesco Dynamic Credit Opportunities Fund (File Nos. 333-206401 and 811-22043); Guggenheim Credit Allocation Fund (File Nos. 333-198646 and 811-22715); and BlackRock Science & Technology Trust (File Nos. 333-198193 and 811-22991). Consequently, Registrant believes the current disclosure in the registration statement with respect to possible future changes in the common share distribution policy is appropriate and meets the requirements of Form N-2.

Mark Cowan

Senior Counsel

U.S. Securities and Exchange Commission

July 14, 2017

Summary of Fund Expenses, page 17

21.	Comment: Annual Expenses. Please add a line item for Interest and Related Expenses from Inverse Floaters.

Response: Currently, the Fund does not invest in inverse floaters. To the extent it does so in the future, Registrant will add the requested information.

Trading and Net Asset Value Information, page 20-21

22.	Comment: Please explain to the staff the choice of May 31, 2016 as the date selected for the number of Common Shares outstanding and net assets applicable to Common Shares.

Response: Registrant chose the most recent practicable date available prior to filing.

Portfolio Composition and Other Information, page 28

23.	Comment: Special Considerations Relating to California Municipal Securities. There should be a more expansive discussion of the considerations here.

Response: Registrant notes that Appendix A to the Prospectus, “FACTORS AFFECTING MUNICIPAL SECURITIES IN CALIFORNIA,” provides extensive disclosure regarding the special risks associated with California municipal securities and issuers, and that a cross-reference to Appendix A is included in this section. Registrant therefore respectfully declines to make any further changes to this disclosure.

Risk Factors, pages 37-50

24.	Comment: In describing the Fund’s risks, please consider recent staff observations regarding the need for funds to review and assess their risk disclosures on an ongoing basis in light of changing market conditions. See IM Guidance Update 2016-02, Fund Disclosure Reflecting Risks Related to Current Market Conditions, http://www.sec.gov/investment/im-guidance-2016-02.pdf.

Response: Registrant has updated relevant disclosure in light of current market and global events. Please see the Recent Market Circumstances (pages 6-8 and 37-38), Legislation and Regulatory Risk (pages 7-8 and 39), and Market Disruption and Geopolitical Risk (page 38) disclosures in the prospectus.

Mark Cowan

Senior Counsel

U.S. Securities and Exchange Commission

July 14, 2017

25.	Comment: Please include in response to Item 8.3.a. of Form N-2 a discussion on Economic and Political Events Risk and Potential Conflicts of Interest Risk, as such risks are described in the Summary.

Response: Registrant will make the requested change.

26.	Comment: For clarity, please consider combining the discussion on Market Disruption and Geopolitical Risk (page 38) with the discussion on Market Disruption Risk (page 49).

Response: Registrant will make the requested change.

27.	Comment: When discussing hedging risk, please explain how hedging strategies and the use of structured notes and derivatives may generate taxable income.

Response: Registrant believes the current disclosure is sufficient and appropriate given its current investments in derivatives and structured notes, both of which state unequivocally when discussing each type of investment:

These types of investments may generate taxable income.

28.	Comment: Please expand the discussion of risks associated with investing in other investment companies to address: (a) the duplicative fees paid by Fund shareholders as a result of the layering of fees encompassing both the expenses of the Fund and those of the underlying investment companies in which the Fund invests; (b) the specific risks associated with investing in ETFs (e.g., brokerage costs incurred by the Fund when purchasing and selling ETF shares, the potential absence of an active trading market for ETF shares, etc.); and (c) the fact that investment in such securities may generate taxable income (as noted on page 30 of the prospectus).

Response: Disclosure relating to (a) and (c) currently appears in the registration statement. With respect to (b), Registrants do not believe the extensive disclosure requested regarding ETFs is warranted given the Fund’s current lack of investment in such funds. Moreover, we do not believe that the specific risks cited in (b) are either significant enough, or applicable enough, to warrant specific additional disclosure: the costs incurred in buying and selling ETF shares are not meaningfully different than the costs of buying and selling other types of securities, and therefore are not truly “risks;” and Registrant does not believe that the potential absence of an active trading market is any greater for ETF shares than for the other types of securities in which the Fund invests, and therefore such risks are adequately covered elsewhere, such as in the “Investment and Market Risk,” “Recent Market Circumstances” and “Market Disruption and Geopolitical Risk” sections.

Mark Cowan

Senior Counsel

U.S. Securities and Exchange Commission

July 14, 2017

29.	Comment: Please add a separate risk factor here and in the Summary to describe the various ways in which the Fund is subject to leverage risk. In this discussion, please describe the leverage factors enumerated in Guide 6 to Form N-2 that could increase the investment risk and the volatility of the price of Common Stock (e.g., a decline in net asset value resulting from leverage could affect the ability of the Fund to make dividend payments). Please also disclose that the amount of fees paid to the advisers for investment advisory services will be higher if the Fund uses leverage because such fees will be calculated based on the Fund’s net assets, and that this may create an incentive for the advisers to leverage the Fund.

Response: The Fund does not engage in leverage, and therefore advisory fees are not higher based on the Fund’s use of leverage. The Fund may invest in inverse floating rate securities. Registrant has therefore added the following to its Risks section: “Inverse Floating Rate Securities/Leverage Risk.”

30.	Comment: The prospectus states on page 27 that the municipal securities in which the Fund invests may be issued by United States territories such as Puerto Rico. If the Fund has significant exposure to Puerto Rico debt, then please disclose the principal risks associated with such investments. See IM Guidance Update 2016-02, Fund Disclosure Reflecting Risks Related to Current Market Conditions, http://www.sec.gov/investment/im-guidance-2016-02.pdf.

Response: The Fund does not have significant exposure to Puerto Rico debt.

31.	Comment: Sector and Industry Risk. Please state whether the Fund is concentrated in any of the industries or groups of industries identified.

Response: The Fund is not concentrated in any of the industries or groups of industries identified.

Plan of Distribution, pages 55-56

32.	Comment: If any underwriting agreement provides for indemnification by the Fund of the underwriter or its controlling persons against any liability arising under the Securities Act of 1933 (the “1933 Act”) or the 1940 Act, then please briefly describe such indemnification provisions. See Item 5.4 of Form N-2.

Response: The Distribution Agreement between Registrant and Nuveen Securities, LLC does not provide for any indemnification by Registrant.

Mark Cowan

Senior Counsel

U.S. Securities and Exchange Commission

July 14, 2017

Repurchase of Fund Shares; Conversion to Open-End Fund, page 59

33.	Comment: The prospectus states that the Fund’s Board of Directors will consider, on an annual basis, action that may be taken to reduce or eliminate any material discount from net asset value, including the conversion of the Fund to an open-end investment company. Accordingly, please disclose in the prospectus: (a) the requisite shareholder vote to effect a conversion; (b) the risks relating to conversion to an open-end fund, such as changes in the Fund’s portfolio management and the ability of the Fund to meet its investment objective or use investment policies and techniques that are more appropriate for a fixed portfolio than one subject to constant demands for redemption and inflows of cash; (c) whether the Fund may charge sales or redemption fees upon conversion; (d) whether redemptions will be made in cash or with portfolio securities; and (e) if the Fund, after conversion, intends to retain the ability to make in-kind redemptions, the costs and risks to shareholders relating to such redemptions. See Guidelines to Form N-2, Guide 4.

Response: Registrant has added the following disclosure:

If the Fund converted to an open-end investment company, the Common Shares would no longer be listed on the NYSE. In contrast to a closed-end investment company, shareholders of an open-end investment company may require the company to redeem their shares at any time (except in certain circumstances as authorized by or under the 1940 Act) at their net asset value, less any redemption charge that is in effect at the time of redemption. As a result, conversion to open-end status may require changes in the management of the Fund’s portfolio in order to meet the liquidity requirements applicable to open-end funds. Because portfolio securities may have to be liquidated to meet redemptions, conversion could affect the Fund’s ability to meet its investment objective or to use certain investment policies and techniques described above. If converted to an open-end fund, the Fund expects to pay all redemptions in cash, but intends to reserve the right to pay redemption requests in a combination of cash or securities. If such partial payment in securities were made, investors may incur brokerage costs in converting such securities to cash. If the Fund were converted to an open-end fund, it is likely that new Common Shares would be sold at net asset value plus a sales load. See the SAI under “Certain Provisions in the Declaration of Trust” for a discussion of the voting requirements applicable to the conversion of the Fund to an open-end investment company.

Mark Cowan

Senior Counsel

U.S. Securities and Exchange Commission

July 14, 2017

Prospectus Back Cover Page

34.	Comment: Please provide on the outside back cover page of the prospectus the information required by paragraph (e) of Rule 481 under the 1933 Act. See Item 2.3 of Form N-2.

Response: Rule 481(e) requires a registered investment company to provide, on the outside back cover of its prospectus, certain disclosure regarding dealer prospectus delivery obligations (the “Delivery Disclosure”). The rule also states that the Delivery Disclosure need not be included if dealers are not required to deliver a prospectus under Rule 174 of the Securities Exchange Act of 1934, as amended (the “1934 Act”), or Section 24(d) of the 1940 Act. Under Rule 174(b), no prospectus need be delivered if the issuer is subject, immediately prior to the time of filing the registration statement, to the reporting requirements of Sections 13 or 15(d) of the 1934 Act. Because the Fund was subject to the reporting requirements of Sections 13 and 15(d) of the 1934 Act immediately prior to the filing of the Registration Statement, Registrant does not believe the Delivery Disclosure is required to be included in the Fund’s back cover.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions, pages 1-3

35.	Comment: A fund (and its adviser) may not ignore the concentration of open-end and closed-end investment companies (including ETFs) in which it invests when determining whether the fund is in compliance with its own concentration policies. Please add disclosure indicating that the Fund will consider the concentration of underlying investment companies when determining compliance with its own concentration policy.

Response: Registrant has added the following disclosure:

The Fund will consider the investments of underlying investment companies when determining compliance with its own concentration policy, to the extent the Fund has sufficient information about such investments.

36.	Comment: Investment Restriction (4) states that its 25% concentration limit shall not be applicable to municipal securities other than those municipal securities backed only by the assets and revenues of non-governmental users. Does this mean the Fund will concentrate in privately issued municipal securities? Please explain and clarify.

Mark Cowan

Senior Counsel

U.S. Securities and Exchange Commission

July 14, 2017

Response: Registrant is not familiar with the term “privately issued municipal security.” The purpose of the exclusion from Investment Restriction (4) described in the Staff’s comment is to reflect the Staff’s long-standing position that a fund’s concentration policy “is not applicable to investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry” but that “[s]uch a policy would apply to tax-exempt bonds issued by non-governmental users as well as to other securities to which such policies normally apply.” See Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities, 1940 Act Rel. No. 9785 (May 31, 1977).

Additionally, as previously noted, Registrant intends to clarify its concentration policy as follows:

For the purpose of applying the 25% industry limitation set forth in subparagraph (4) above, such limitation will apply to tax-exempt municipal securities if the payment of principal and interest for such securities is derived principally from a specific project associated with an issuer that is not a governmental entity or a political subdivision of a government, and in that situation the Fund will consider such municipal securities to be in an industry associated with the project.

37.	Comment: Please note the duplicative disclosure in this section and the incorrect reference to subparagraph (10).

Response: Registrant will revise the disclosure as necessary to remove any such duplicative and incorrect disclosure.

38.	Comment: The second to last paragraph in this section should exclude the limitations on borrowings in subparagraph (2).

Response: Registrant has revised the fourth to last paragraph as follows:

Except for the limitations on borrowings set forth in subparagraph (2), the restrictions and other limitations set forth above will apply only at the time of purchase of securities and will not be considered violated unless an excess or deficiency occurs or exists immediately after and as a result of an acquisition of securities.

Investment Policies and Techniques – Municipal Securities, pages 5-8

39.	Comment: Please clarify in the second paragraph that income is exempt from both regular federal income tax and California state income tax.

Mark Cowan

Senior Counsel

U.S. Securities and Exchange Commission

July 14, 2017

Response: Registrant will make the requested change in the Fund’s next pre-effective amendment.

40.	Comment: Please remove the last paragraph of the section discussing tobacco settlement bonds, which appears to be misplaced and redundant disclosure.

Response: Registrant will make the requested change in the Fund’s next pre-effective amendment.

Investment Policies and Techniques - Hedging Strategies and Other Uses of Derivatives, pages 9-13

41.	Comment: With respect to your statement on page 12 that “[t]he Fund intends to maintain in a segregated account with its custodian cash or liquid securities having a value at least equal to the Fund’s net payment obligations under any swap transaction, marked-to-market daily,” please confirm that when the Fund sells or writes a credit default swap, it will segregate the full notional value of the swap.

Response: Confirmed. When the Fund sells or writes a credit default swap, it will segregate the full notional value of the swap.

Investment Adviser, Sub-Adviser and Portfolio Manager, pages 40-44

42.	Comment: Please provide the information regarding the portfolio manager’s beneficial ownership of Fund securities as of the most recent practicable date. See Instruction 1 to Item 21.3 of Form N-2.

Response: This information will be provided in the next amendment.

Portfolio Transactions and Brokerage, pages 45-46

43.	Comment: Please briefly describe how evaluations will be made of the overall reasonableness of brokerage commissions paid, as required by Item 22.3.

Response: Registrant will add the requested information relating to brokerage commissions paid. With respect to the overall reasonableness of brokerage commissions paid, Registrant has the following disclosure which it believes is appropriate and meets the requirements of Form N-2:

It is Nuveen Asset Management’s policy to seek the best execution under the circumstances of each trade. Nuveen Asset Management will evaluate price as the primary consideration, with the financial condition, reputation

Mark Cowan

Senior Counsel

U.S. Securities and Exchange Commission

July 14, 2017

and responsiveness of the dealer considered secondary in determining best execution. Given the best execution obtainable, it will be Nuveen Asset Management’s practice to select dealers that, in addition, furnish research information (primarily credit analyses of issuers and general economic reports) and statistical and other services to Nuveen Asset Management. It is not possible to place a dollar value on information and statistical and other services received from dealers. Since it is only supplementary to Nuveen Asset Management’s own research efforts, the receipt of research information is not expected to reduce significantly Nuveen Asset Management’s expenses. While Nuveen Asset Management will be primarily responsible for the placement of the business of the Fund, Nuveen Asset Management’s policies and practices in this regard must be consistent with the foregoing and will, at all times, be subject to review by the Board of Trustees of the Fund.

Repurchase of Fund Shares; Conversion to Open-End Fund, pages 55-56

44.	Comment: As disclosed in the SAI, the Fund’s Board of Directors considers annually whether to take action to reduce or eliminate any material discount from net asset value, such as through a share repurchase program, and in 2009, the Board approved a repurchase program (although to date the Fund has not repurchased any Common Stock). Please explain supplementally the specific features of the 2009 repurchase program, including the repurchase price under the plan. Please also describe with specificity any additional repurchase program currently being considered by the Board. See generally Guidelines for Form N-2, Guide 2.

Response: The Plan was initially established for selected Nuveen Closed-End Funds in 2007, and the following year was extended to include all Nuveen Closed-End Funds. The Plan has been renewed annually by the Fund’s Board since then, most recently at its August 2-4, 2016 meetings.

Unlike operating company repurchase programs, which typically systematically repurchase a stated number of shares over a defined time period, the Fund’s Plan is discretionary, and share repurchases are made on a dynamic basis based on prevailing market conditions. Generally, repurchases under the Plan are effected when a Fund’s common shares are trading at a significant discount to their current net asset value and an order imbalance exists due to large sell orders entering the market without offsetting buy orders. The goal of the Fund’s repurchases in such circumstances is to provide counterbalancing demand that over time may enable a Fund’s common shares to trade at a narrower discount to their then current net asset value. By repurchasing its common shares below net asset value at the then prevailing market

Mark Cowan

Senior Counsel

U.S. Securities and Exchange Commission

July 14, 2017

price, the Fund also generates immediate benefits for common shareholders through accretion to net asset value as well as common net earnings.

The Fund to date has not repurchased common shares pursuant to the Plan because the general market conditions and circumstances described in the preceding paragraph under which such repurchases would occur have not existed.

Control Persons and Principal Holders of Securities

45.	Comment: Please furnish the information required by Item 19 of Form N-2 as of a date within 30 days of the filing of an amendment to the registration statement.

Response: This information will be included in the next amendment.

PART C

46.	Comment: The consent for KPMG LLP is to be filed herewith. Please be sure to file an auditor’s consent that is dated less than thirty days prior to the registration statement’s date of effectiveness. See Section 4810.3 of the Division of Corporation Finance’s Financial Reporting Manual.

Response: A new auditor’s consent will be filed with next amendment.

***

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6149.

Sincerely yours,

/s/ Kathleen M. Macpeak

Kathleen M. Macpeak

cc:	Kevin McCarthy

Gifford Zimmerman

Mark Winget

Thomas S. Harman

encl.